                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (AMENDMENT NO. __)


                                 INTERLAND, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458726106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

      James R. Stewart, Senior Vice President and Chief Financial Officer,
       Micron Electronics, Inc., 900 E. Karcher Road, Nampa, Idaho 83687,
                                 (208) 893-3434
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 22, 2001
- --------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

                                         SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.  458726106                                          PAGE 2 OF 11 PAGES
- --------------------------------------------------------------------------------

- --------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Micron Electronics, Inc.
          41-1404301
- --------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   2                                                                     (a) [ ]
                                                                         (b) [X]
- --------- ----------------------------------------------------------------------
   3      SEC USE ONLY
- --------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          00
- --------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
- --------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Minnesota
- --------- ----------------------------------------------------------------------
                       7       SOLE VOTING POWER
        NUMBER                 0
          OF
        SHARES       --------- -------------------------------------------------
     BENEFICIALLY      8       SHARED VOTING POWER
        OWNED                  17,994,964 (Pursuant to the Voting Agreement and
          BY                   Irrevocable Proxy dated March 22, 2001 filed as
         EACH                  Exhibit 99.2 to this Schedule 13D)
      REPORTING      --------- -------------------------------------------------
        PERSON         9       SOLE DISPOSITIVE POWER
         WITH                  0

                     --------- -------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
- --------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,994,964
- --------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
- --------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.0% of the Issuer's currently outstanding stock (based on 47,348,585 shares of Common Stock of the Issuer outstanding as of March 15,
          2001).
- --------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
- --------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.  458726106                                          PAGE 3 OF 11 PAGES
- --------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the common stock ("Issuer Common Stock"), of Interland, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Peachtree Center Avenue, Suite 500, Atlanta, GA 30303.

ITEM 2. IDENTITY AND BACKGROUND.

              (a) The name of the person filing this statement is Micron Electronics, Inc., a Minnesota corporation ("MEI").

              (b) The address of the principal office and principal place of business of MEI is 900 E. Karcher Road, Nampa, Idaho 83687.

              (c) The principal business of MEI and its subsidiaries is computer products and services, Internet offerings, Web hosting and business-to-business e-commerce applications for small- and medium-sized business, government, education and retail markets. Set forth in SCHEDULE I is the (a) name, (b) residence or business address, (c) present principal occupation, and (d) principal business and address of any corporation in which such employment is conducted, of each of MEI's directors and executive officers, and other persons who may be considered "controlling persons" of MEI as of the date hereof. Except as otherwise indicated, each such person listed on SCHEDULE I is a citizen of the United States.

              (d) During the past five years, neither MEI nor, to MEI's knowledge, any person named in SCHEDULE I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, neither MEI nor, to MEI's knowledge, any person named in SCHEDULE I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Pursuant to an Agreement and Plan of Merger dated as of March 22, 2001 (the "Merger Agreement") among the Issuer, Imagine Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MEI ("Newco"), and MEI, and subject to the conditions set forth therein (including, among

                                                             CUSIP NO. 458726106
                                                              PAGE 4 OF 11 PAGES


other things, approval by shareholders of MEI and the Issuer and federal regulatory approvals), Newco will be merged with and into Issuer (the "Merger"). At the effective time of the Merger (the "Effective Time"), Issuer shall become a wholly owned subsidiary of MEI, all of the outstanding capital stock of Issuer will be converted into shares of Common Stock of MEI at the rate of 0.861 shares of MEI Common Stock for each share of Issuer Common Stock (subject to certain adjustments), and MEI will assume all outstanding options and warrants to purchase shares of Issuer capital stock. The description of the Merger and the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference to the copy of the Merger Agreement included in EXHIBIT 99.1 to this
Schedule 13D and incorporated herein by reference. This statement on Schedule 13D relates to certain provisions of the Merger Agreement and a Voting Agreement dated as of March 22, 2001 (the "Issuer Voting Agreement") between MEI, Micron Technology, Inc., a Delaware corporation and holder of a majority of the capital stock of MEI ("MTI"), the Issuer and certain shareholders of the Issuer (the "Issuer Voting Agreement Shareholders"), pursuant to which the Issuer Voting Agreement Shareholders have agreed to vote, and have granted an irrevocable proxy to the Board of Directors of MEI to vote, in the aggregate 17,994,964 shares of Issuer Common Stock held by them, constituting approximately 38% of the outstanding Issuer Common Stock as of March 15, 2001, with respect to certain matters in connection with the Merger as described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

              As an inducement to MEI to enter into the Merger Agreement, each of the Issuer Voting Agreement Shareholders entered into the Issuer Voting Agreement with MEI and MTI. Concurrently with the execution of the Issuer Voting Agreement, each of the Issuer Voting Agreement Shareholders delivered to MEI an irrevocable proxy appointing the Board of Directors of MEI as its lawful attorney and proxy to vote shares of Issuer Common Stock constituting in the aggregate approximately 38% of the Issuer's outstanding Common Stock as at March 15, 2001: (i) in favor of adoption of the Merger Agreement, and the approval of the Merger; and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of the Issuer Voting Agreement Shareholders under the Issuer Voting Agreement. The Issuer Voting Agreement terminates upon the earlier of the Effective Time, the termination of the Merger Agreement or November 30, 2001. The (a) name, (b) present principal employment (if an individual), and (c) principal business address of each Issuer Voting Agreement Shareholder is set forth in SCHEDULE II hereto, which is hereby incorporated herein by reference. MEI did not pay any additional consideration to any Issuer Voting Agreement Shareholder in connection with the execution and delivery of the Issuer Voting Agreement. The foregoing summary of the Issuer Voting Agreement is qualified in its entirety by reference to the copy of the Issuer Voting Agreement and form of Irrevocable Proxy included as EXHIBIT 99.2 of this Schedule 13D and incorporated herein by reference.

              (a)-(b) As described in Item 3 above, pursuant to the Merger Agreement, Newco will merge with and into Issuer, in a statutory merger pursuant to the Delaware General Corporation Law and the Georgia Business Corporation Code. At the Effective Time, the separate existence of Newco will

                                                             CUSIP NO. 458726106
                                                              PAGE 5 OF 11 PAGES

cease to exist, Issuer will continue as the surviving corporation, all of the outstanding capital stock of Issuer will be converted into shares of MEI Common Stock, and MEI will assume all of the outstanding options and warrants to purchase shares of Issuer capital stock. The Merger Agreement contains customary representations and warranties on the part of MEI, the Issuer and Newco, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the shareholders of MEI and the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

              (c) Not applicable.

              (d) At the Effective Time, the Board of Directors of Newco shall become the Board of Directors of the Issuer. At the Effective Time, the officers of the Issuer shall remain the officers of the Issuer, until their respective successors are duly appointed.

              (e)-(f) As described in Item 3 above and Items 4(a)-(b) and (g), Newco will be merged with and into Issuer in connection with the Merger resulting in certain changes in the articles, bylaws and capitalization of Issuer, and Issuer shall become a wholly owned subsidiary of MEI.

              (g) At the Effective Time, the certificate of incorporation and bylaws of Newco shall become the articles of incorporation and bylaws of the Issuer.

              (h)-(i) At the Effective Time, Issuer Common Stock shall be held solely by MEI and shall therefore become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. In connection with the Merger, Issuer shall apply to delist from Nasdaq, and to terminate registration of its Common Stock, pursuant to Section 12 (g)(4) of the Act, to be effective immediately following the Effective Date.

              (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a)-(b) As described in Item 4 above, MEI and MTI are parties to the Issuer Voting Agreement pursuant to which the Issuer Voting Agreement Shareholders, holders of an aggregate of 17,994,964 shares of Issuer Common Stock (representing approximately 38.0% of the outstanding shares of Issuer Common Stock as of March 15, 2001), have agreed to vote their shares with respect to certain matters in connection with the Merger Agreement. The Board of Directors of MEI holds irrevocable proxies with respect to such shares beneficially owned by the Issuer Voting Agreement Shareholders. The Board of Directors of MEI has the power to vote all of such shares for the limited purposes described above under the terms of the Issuer Voting Agreement. Under the Issuer Voting Agreement, the Issuer Voting Agreement Shareholders may not transfer the shares of Issuer Common Stock subject to the Agreement unless any transferees agree to be bound by the terms of the Issuer Voting Agreement. However,

                                                             CUSIP NO. 458726106
                                                              PAGE 6 OF 11 PAGES

MEI does not otherwise have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Issuer Voting Agreement. In connection with the execution of the Merger Agreement, Micron Electronics, Joel
J. Kocher and certain Interland shareholders entered into a Shareholder Agreement (the "SHAREHOLDER AGREEMENT"), whereby Mr. Kocher and certain Interland shareholders (including the Issuer Voting Agreement Shareholders) holding in the aggregate approximately 41% of Interland's outstanding shares of capital stock agreed not to sell any shares of Micron Electronics common stock beneficially held by them, for a period of nine months after the closing of the Merger, except to affiliates who are similarly bound and under certain other limited circumstances. MEI expressly disclaims beneficial ownership of the Issuer Common Stock held by the Issuer Voting Agreement Shareholders, and nothing herein shall be deemed an admission by MEI as to the beneficial ownership of such Issuer Common Stock. To MEI's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE I.

              (c) Neither MEI nor, to MEI's knowledge, any person named in
SCHEDULE I has effected any transaction in the Issuer Common Stock during the past 60 days.

              (d) As part of the Issuer Voting Agreement, each Issuer Voting Agreement Shareholder represented that it was the record and beneficial owner of, or exercised voting power over, the shares of Issuer Common Stock subject to the Issuer Voting Agreement and that such shares were free of any encumbrances that would affect the ability of the Issuer Voting Agreement Shareholder to carry out the terms of the agreement, except as noted below. Mr. Gavranovic has entered into a Repayment Agreement dated March 22, 2001 between Mr. Gavranovic and Issuer (the "Repayment Agreement") pursuant to which, among other things, Issuer agreed to guaranty Mr. Gavranovic's $3,400,000 obligation to Bear Stearns & Co. Inc. in exchange for Mr. Gavranovic's agreement to repay the Issuer for any amounts it pays under such guaranty. Mr. Gavranovic's repayment obligation to the Issuer is secured by a pledge of all of his shares of Common Stock.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Other than as described herein, to MEI's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              99.1 Agreement and Plan of Merger dated March 22, 2001 (the "Merger Agreement"), by and among Micron Electronics, Inc., a Minnesota corporation ("MEI"), Imagine Acquisition Corporation, a Delaware corporation, and Interland, Inc., a Georgia corporation ("Interland").

              99.2 Voting Agreement dated as of March 22, 2001 by and among Micron Electronics, Inc., Micron Technology, Inc. and certain stockholders of Interland, Inc. and form of irrevocable proxy executed by such shareholders pursuant to the Voting Agreement.

                                                             CUSIP NO. 458726106
                                                              PAGE 7 OF 11 PAGES


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Micron Electronics, Inc.

Date:   April 2, 2001


Signature: /s/ James R. Stewart
          --------------------------------

Name/Title: James R. Stewart, Senior Vice President and Chief Financial Officer

                                                             CUSIP NO. 458726106
                                                              PAGE 8 OF 11 PAGES


                                   SCHEDULE I

                            EXECUTIVE OFFICERS OF MEI

              The following is a list of all executive officers of MEI, excluding executive officers who are also directors, information about which is listed in the "Directors of MEI" portion of this Schedule I. Unless otherwise indicated, each executive officer's business address is 900 E. Karcher Road, Nampa, Idaho 83687, which address is MEI's business address. All executive officers are United States citizens.

- --------------------------------------------------------------------------------------------------------
                                                                              NAME AND ADDRESS OF
                                                                             CORPORATION IN WHICH
      NAME                         PRINCIPAL OCCUPATION                     EMPLOYMENT IS CONDUCTED
- --------------------------------------------------------------------------------------------------------
Michael S. Adkins       Senior Vice President and Group General
                        Manager
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Savino R. Ferrales      Senior Vice President, Human Resources
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Lyle W. Jordan          Senior Vice President and Group General
                        Manager
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Jeffrey K. Moeser       Senior Vice President, Product Development
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
James R. Stewart        Senior Vice President and Chief Financial
                        Officer
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Steven P. Arnold        Vice President, Legal and General Counsel
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Harry B. Heisler        Vice President and General Manager,                   Micron Government Computer
                        Micron Government Computer Systems, Inc.              Systems, Inc.
                                                                              900 E. Karcher Road
                                                                              Nampa, Idaho  83687
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Steve H. Laney          Vice President, Investor Relations
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Mark Jones              Area Vice President, SpecTek
- --------------------------------------------------------------------------------------------------------

                                                             CUSIP NO. 458726106
                                                              PAGE 9 OF 11 PAGES

                                DIRECTORS OF MEI

       The following is a list of all directors of MEI. All directors are United States citizens. Unless otherwise noted, the business address of each director is the address of the corporation in which his principal occupation is conducted.

- --------------------------------------------------------------------------------------------------------
                                                                              NAME AND ADDRESS OF
                                                                             CORPORATION IN WHICH
                                                                        EMPLOYMENT IS CONDUCTED OR, IF
       NAME                        PRINCIPAL OCCUPATION                 RETIRED, ADDRESS OF RESIDENCE
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Joel J. Kocher          Chairman of the Board of Directors, President   Micron Electronics, Inc.
                        and Chief Executive Officer of MEI              900 E. Karcher Road
                                                                        Nampa, Idaho  83687
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Steven R. Appleton      Chief Executive Officer, President and          Micron Technology, Inc.
                        Chairman of the Board of MTI                    8000 South Federal Way
                                                                        Boise, Idaho  83716
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
John B. Balousek        Retired, former Chairman and Chief Executive    11 Magee Court
                        Officer of True North Technologies              Moraga, California 94556
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Robert Lee              Retired, former President of Business           17 Magee Court
                        Communication Services of Pacific Bell          Moraga, California 94556
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Robert A. Lothrop       Retired, former Senior Vice President of J.R.   3308 Catalina
                        Simplot Company                                 Boise, Idaho  83705
- --------------------------------------------------------------------------------------------------------


                           MAJORITY SHAREHOLDER OF MEI

- --------------------------------------------------------------------------------------------------------
          NAME                         PRINCIPAL BUSINESS                           ADDRESS
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Micron Technology, Inc.    Semiconductor memory products and personal   8000 South Federal Way
                           computer systems                             Boise, Idaho  83716
- --------------------------------------------------------------------------------------------------------


                            EXECUTIVE OFFICERS OF MTI

       The following is a list of all executive officers of the MTI, excluding executive officers who are also directors, information about which is listed in the "Directors of MTI" portion of this Schedule I. Unless otherwise indicated, each executive officer's business address is 8000 South Federal Way, Boise, Idaho 83716-9632, which address is MTI's business address. All executive officers are United States citizens.

- --------------------------------------------------------------------------------------------------------
                                                                              NAME AND ADDRESS OF
                                                                              CORPORATION IN WHICH
        NAME                        PRINCIPAL OCCUPATION                     EMPLOYMENT IS CONDUCTED
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Kipp A. Bedard          Vice President of Corporate Affairs
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Robert M. Donnelly      Vice President of Computing and Consumer Group
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
D. Mark Durcan          Chief Technical Officer and Vice President of
                        Research & Development
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Jay L. Hawkins          Vice President of Operations
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

                                                             CUSIP NO. 458726106
                                                             PAGE 10 OF 11 PAGES

                      EXECUTIVE OFFICERS OF MTI (CONTINUED)

- --------------------------------------------------------------------------------------------------------
                                                                              NAME AND ADDRESS OF
                                                                             CORPORATION IN WHICH
     NAME                        PRINCIPAL OCCUPATION                       EMPLOYMENT IS CONDUCTED
- --------------------------------------------------------------------------------------------------------
Joel J. Kocher          Chairman and Chief Executive Officer of             Micron Electronics, Inc.
                        Micron Electronics, Inc.                            900 E. Karcher Road
                                                                            Nampa, Idaho  83687
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Roderic W. Lewis        Vice President of Legal Affairs, General
                        Counsel and Corporate Secretary
- --------------------------------------------------------------------------------------------------------
Michael W. Sadler       Vice President of Networking and
                        Communications Group
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Wilbur G. Stover, Jr.   Chief Financial Officer and Vice President of
                        Finance
- --------------------------------------------------------------------------------------------------------


                                DIRECTORS OF MTI

       The following is a list of all directors of MTI. All directors are United States citizens. Unless otherwise noted, the business address of each director is the address of the corporation in which his principal occupation is conducted.

- --------------------------------------------------------------------------------------------------------
                                                                    NAME AND ADDRESS OF CORPORATION IN
                                                                     WHICH EMPLOYMENT IS CONDUCTED OR,
       NAME                     PRINCIPAL OCCUPATION                 IF RETIRED, ADDRESS OF RESIDENCE
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Steven R. Appleton      Chief Executive Officer, President and      Micron Technology, Inc.
                        Chairman of the Board of MTI                8000 South Federal Way
                                                                    Boise, Idaho  83716-9632
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
James W. Bagley         Chairman and Chief Executive Officer of     Lam Research Corporation
                        Lam Research Corporation                    4650 Cushing Parkway
                                                                    Fremont, California  94538
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Robert A. Lothrop       Retired, former Senior Vice President of    3308 Catalina
                        J.R. Simplot Company                        Boise, Idaho  83705
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Thomas T. Nicholson     Vice President and member of the Board      Honda of Seattle and Toyota of
                        of Directors of Honda of Seattle and        Seattle
                        Toyota of Seattle and Vice President        1015 Olive Way
                        of Mountain View Equipment Company          Seattle, Washington  98101-1894
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Don J. Simplot          Corporate Vice President and member of      J.R. Simplot Company
                        the Office of the Chairman of J.R.          P.O. Box 27
                        Simplot Company                             Boise, Idaho  83707-0027
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Gordon C. Smith         Chairman and Chief Executive Officer of     G.C. Smith L.L.C.
                        G.C. Smith L.L.C. and Secretary and         42874 Old Wingville Road
                        Treasurer of SSI Management Corp.           Baker City, Oregon  97814
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
William P. Weber        Retired, former Vice Chairman of Texas      3921 Euclid Avenue
                        Instruments Incorporated                    Dallas, Texas  75205
- --------------------------------------------------------------------------------------------------------

                                                             CUSIP NO. 458726106
                                                             PAGE 11 OF 11 PAGES


                                   SCHEDULE II

                      ISSUER VOTING AGREEMENT SHAREHOLDERS


- --------------------------------------------------------------------------------------------------------
                                                                   NAME AND ADDRESS OF ORGANIZATION
                                                                   IN WHICH EMPLOYMENT IS CONDUCTED
                                                                   OR, IF SELF EMPLOYED, ADDRESS OF
                                                                   RESIDENCE, OR IF AN ENTITY, BUSINESS
      NAME                PRINCIPAL OCCUPATION OR BUSINESS         ADDRESS
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Ken Gavranovic            President and Chief Executive           Interland, Inc.
                          Officer, Interland, Inc.                303 Peachtree Center Avenue,
                                                                  Suite 500
                                                                  Atlanta, Georgia  30303
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Waldemar Fernandez        Private Investor                        6268 Jericho Turnpike
                                                                  Commack, NY 11725
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Crest Communications      Venture Capital Firm                    Crest Communications Partners,
Partners, L.P                                                     L.P.
                                                                  320 Park Avenue, 17th Floor
                                                                  New York, New York  10022
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Boulder Ventures III,     Venture Capital Firm                   Boulder Ventures III, L.P.
L.P.                                                             4750 Owings Mills Blvd.
                                                                  Owings Mills, Maryland  21117
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
Boulder Ventures III      Venture Capital Firm                   Boulder Ventures III (annex), L.P.
(annex), L.P.                                                     4750 Owings Mills Blvd.
                                                                  Owings Mills, Maryland  21117
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
BancBoston Ventures,      Venture Capital Firm                   BancBoston Ventures, Inc.
Inc.                                                             175 Federal Street
                                                                  Boston, Massachusetts  02110
- --------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX


EXHIBIT   DESCRIPTION
NO.
99.1 Agreement and Plan of Merger dated March 22, 2001 (the "Merger Agreement"), by and among Micron Electronics, Inc., a Minnesota corporation ("MEI"), Imagine Acquisition Corporation, a Delaware corporation, and Interland, Inc., a Georgia corporation ("Interland").

99.2 Voting Agreement dated as of March 22, 2001 by and among Micron Electronics, Inc., Micron Technology, Inc. and certain stockholders of Interland, Inc. and form of irrevocable proxy executed by such shareholders pursuant to the Voting Agreement.